SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

BioLife Solutions, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

09062W204
(CUSIP Number)

Michael Rice, Chief Executive Officer 3303 Monte Villa Parkway, Suite 310 Bothell, Washington 98021 (425) 402-1400
(Name, address and telephone number of person authorized to receive notices and communications)

November 28, 2015
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 09062W204	SCHEDULE 13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Thomas Girschweiler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF	7	SOLE VOTING POWER	4,392,427
SHARES BENEFICIALLY	8	SHARED VOTING POWER	0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	4,392,427
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	0
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,392,427 shares, consisting of:

(a) 2,644,663 shares of common stock held indirectly through Reporting Person’s wholly-owned entity named Taurus4757 GmbH (“Taurus”)
(b) 142,857 shares of common stock issuable upon exercise of warrants held directly by Reporting Person
(c) 1,544,194 shares of common stock issuable upon exercise of warrants held indirectly through Taurus
(d) 60,713 shares of common stock issuable upon exercise of stock options held directly by Reporting Person

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 09062W204	SCHEDULE 13D	Page 3 of 5 Pages

1	NAME OF REPORTING PERSONS Taurus4757 GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF	7	SOLE VOTING POWER	3,159,817
SHARES BENEFICIALLY	8	SHARED VOTING POWER	0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	3,159,817
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	0
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,159,817 shares, consisting of:

(a) 1,615,623 shares of common stock held directly by Reporting Person
(b) 1,544,194 shares of common stock issuable upon exercise of warrants held directly by Reporting Person

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 09062W204	SCHEDULE 13D	Page 4 of 5 Pages

Preamble.

This Amendment No. 2 to Schedule 13D further amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on June 20, 2013 and amended by that certain Amendment No. 1 to Schedule 13D filed with the Commission on March 26, 2014.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

Thomas Girschweiler effected the exercise of warrants described below for an aggregate of $70,000.42.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

On November 28, 2015, Thomas Girschweiler exercised warrants to acquire 71,429 shares of the Issuer’s common stock from the Issuer at an exercise price of $0.98 per share.  Immediately thereafter, Villiger transferred the 71,429 shares to Taurus4757 GmbH (“Taurus”).

As of the date hereof, Girschweiler beneficially owns 4,392,427 shares of the Issuer, consisting of 2,644,663 shares of common stock held indirectly through Taurus, 142,857 shares of common stock issuable upon exercise of warrants held directly, 1,544,194 shares of common stock issuable upon exercise of warrants held indirectly through Taurus and 60,713 shares of common stock issuable upon exercise of stock options held directly.  Such shares represent a total of 31.4% of the Issuer’s outstanding shares of common stock.

Girschweiler has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the entirety of the number of shares indicated immediately above.  There are no other persons known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

As of the date hereof, Taurus beneficially owns 3,159,817 shares of the Issuer, consisting of 1,615,623 shares of common stock held directly by Taurus, and 1,544,194 shares of common stock issuable upon exercise of warrants held directly by Taurus.  Such shares represent a total of 22.9% of the Issuer’s outstanding shares of common stock.

Taurus has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the entirety of the number of shares indicated immediately above.  Except Girschweiler, there are no other persons known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2015	By:	/s/ Thomas Girschweiler
Thomas Girschweiler

TAURUS4757 GMBH

Dated: December 3, 2015		/s/ Thomas Girschweiler
Thomas Girschweiler, Managing Partner